MEMORANDUM

TO:	Mary A. Cole
FROM:	Katherine A. Corey
DATE:	March 13, 2012
RE:	Partners Group Private Equity, LLC (811-22210)
Partners Group Private Equity (TEI), LLC (811-22379)
Partners Group Private Equity (Institutional), LLC (811-22240)
Partners Group Private Equity (Institutional TEI), LLC (811-22443)
(collectively, the “Funds”)

This memorandum summarizes the comments received from you on March 5, 2012 on post-effective amendments filed for the above-referenced Funds and the Funds’ responses.

1.	Comment: The private placement memorandums state, “The Master Fund pays the Adviser a monthly Investment Management Fee equal to 1.25% on an annualized basis of the greater of (i) the Master Fund’s net asset value and (ii) the Master Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Master Fund that have not yet been drawn for investment.” (Emphasis added.) The staff is concerned that an investor would not be able to quantify the possible investment management fee of its investment. Please quantify the investment management fee by adding, for example, a statement to the effect that the investment management fee would never be higher than a specific percentage.

Response: The investment manager will enter into an agreement with the Master Fund whereby it will agree to cap the investment management fee so that in no event will the investment management fee exceed 1.50% as a percentage of Master Fund’s net asset value.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2996.

Very truly yours,

/s/ Katherine A. Corey
Katherine A. Corey